Exhibit 17.1

FROM THE DESK OF

Peter O’Rourke Sr.

August 2, 2022

Chairman Edward Lee

Western Magnesium Corporation

8180 Greensboro Drive, McLean VA, 22102

Chairman Lee,

Thank you for the opportunity to serve as a Director on the Board of the Western Magnesium Corporation. I resign my Director position. I wish you, our fellow directors, and the entire WMC team success in the future.

Sincerely yours,

/s/ Peter O’Rourke

Peter O’Rourke